Exhibit 12.1
COLONIAL PROPERTIES TRUST
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions

	For the three months ended		For the nine months ended
	September 30,		September 30,
(all dollar amounts in thousands)	2009	2008	2009	2008

Earnings:
Pre-tax income (loss) before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$2,487	$(1,371)	$18,583	$5,413
Amortization of interest capitalized	968	900	2,813	2,700
Interest capitalized	(464)	(6,622)	(3,534)	(19,970)
Distributed income of equity investees	2,416	4,363	9,509	11,397
Distributions to Series B preferred unitholders	(1,813)	(1,813)	(5,438)	(5,452)
Fixed charges	26,117	27,375	78,164	81,309

Total Earnings	$29,711	$22,832	$100,097	$75,397

Fixed Charges:
Interest expense	22,593	17,679	65,835	52,171
Capitalized interest	464	6,622	3,534	19,970
Debt costs amortization	1,247	1,261	3,357	3,716
Distributions to Series B preferred unitholders	1,813	1,813	5,438	5,452

Total Fixed Charges	$26,117	$27,375	$78,164	$81,309

Distributions to Series D preferred shareholders	$1,998	$2,037	$6,108	$6,705

Combined Fixed Charges and Preferred Share Distributions	$28,115	$29,412	$84,272	$88,014

Ratio of Earnings to Fixed Charges	1.1	(a )	1.3	(a	)

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	1.1	(b )	1.2	(b	)

a)	For the three and nine months ended September 30, 2008, the aggregate amount of fixed charges exceeded our earnings by approximately $4.5 million and $5.9 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all periods presented is primarily due to the classification of operations for assets held for sale and sold as discontinued operations.

b)	For the three and nine months ended September 30, 2008, the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $6.6 million and $12.6 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to combined fixed charges and preferred share distributions of 1.0x for such period. The deficiency of the ratio of earnings to combined fixed charges and preferred share distributions for the periods presented is primarily due to the classification of operations for assets held for sale and sold as discontinued operations.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.

85